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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 3 - FINAL AMENDMENT)

                             -----------------------

                         NATIONAL COMPUTER SYSTEMS, INC.
                       (Name of subject company (issuer))

                         PN ACQUISITION SUBSIDIARY INC.
                                   PEARSON PLC
                      (Names of filing persons (offerors))

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                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                             -----------------------

                                    635519101
                      (CUSIP Number of Class of Securities)

                                GARY RINCK, ESQ.
                                   PEARSON PLC
                              3 BURLINGTON GARDENS
                                 LONDON W1X 1LE
                            TELEPHONE 44-20-7411-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)
                                   COPIES TO:
                             CHARLES E. ENGROS, ESQ.
                             STEVEN A. NAVARRO, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                            TELEPHONE: (212) 309-6000

                            CALCULATION OF FILING FEE
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     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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       $2,521,914,426.20                                  $504,382.89
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  * For purposes of calculating the filing fee only, this calculation assumes
    (i) the purchase of 32,770,239 shares of common stock of National Computer Systems, Inc., including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $73.00 per Share and
    (ii) payments to holders of options that are vested and cancelled in an amount per option equal to the difference between (a) $73.00 and (b) the applicable exercise price, based on 2,794,978 outstanding options with an average weighted exercise price of $26.60.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
         Amount Previously Paid:........  $504,382.89
         Form or Registration No.:......  Schedule TO
         Filing Party:..................  PN Acquisition Subsidiary Inc. and
                                          Pearson plc
         Date Filed:....................  August 7, 2000
|_| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X| third-party tender offer subject to Rule 14d-1.
    |_| issuer tender offer subject to Rule 13e-4.
    |_| going-private transaction subject to Rule 13e-3.
    |_| amendment to Schedule 13d under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 3, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchanges Commission on August 7, 2000, as amended by Amendment No. 1 filed on August 21, 2000, and Amendment No. 2 filed on August 31, 2000 by PN Acquisition Subsidiary Inc., a Minnesota corporation (the "Purchaser") and a wholly owned indirect subsidiary of Pearson plc, a public limited company registered in England and Wales ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.03 per share (the "Common Stock"), of National Computer Systems, Inc., a Minnesota corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Second Amended and Restated Rights Agreement, dated as of December 8, 1998, between National Computer Systems, Inc. and Norwest Bank Minnesota, N.A., as amended (the Common Stock and the Rights together are referred to herein as the "Shares"), at a purchase price of $73.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by the following:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, September 7, 2000. Pursuant to the Offer and based on the report of the Depositary, the Purchaser has accepted for payment approximately 31,054,446 Shares which were validly tendered and not withdrawn (including approximately 1,459,792 Shares tendered by guaranteed delivery). This number represents approximately 94.76% of the outstanding Shares.

     On September 8, 2000, Parent issued a press releasing announcing the completion of the Offer, a copy of which is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit
Number           Description
------           -----------

*(a)(1)(A) --    Offer to Purchase dated August 7, 2000.
*(a)(1)(B) --    Letter of Transmittal.
*(a)(1)(C) --    Notice of Guaranteed Delivery.
*(a)(1)(D) --    Letter to Brokers, Dealers, Banks, Trust Companies and Other
                 Nominees.
*(a)(1)(E) --    Letter to Clients for use by Brokers, Dealers, Banks, Trust
                 Companies and Other Nominees.
*(a)(1)(F) --    Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.
*(a)(1)(G) --    Press Release issued by Parent on July 31, 2000; Press Release
                 Issued by the Company on July 31, 2000; and Memorandum from
                 Marjorie Scardino, Chief Executive of Parent, to employees of the Company dated July 31, 2000.
*(a)(1)(H) --    Summary Advertisement published August 7, 2000.
*(a)(1)(I) --    Press Release issued by Parent on August 21, 2000.
(a)(1)(J)  --    Press Release issued by Parent on September 8, 2000.
*(b)(1)    --    Copy of underwriting agreement dated July 31, 2000, between
                 Parent, Goldman Sachs International and Cazenove & Co.
*(b)(2)    --    Form of Amending Agreement to Underwriting Agreement between
                 Parent, Goldman Sachs International and Cazenove & Co.
*(d)(1)    --    Agreement and Plan of Merger, dated as of July 30, 2000, among
                 Parent, the Purchaser and the Company.
*(d)(2)    --    Amendment No. 1 to Agreement and Plan of Merger, dated as of
                 August 4, 2000, among Parent, the Purchaser and the Company.
*(d)(3)    --    Confidentiality Agreement, dated June 14, 2000, between Pearson
                 Education, Inc. and the Company.
(g)        --    Not Applicable.
(h)        --    Not Applicable.

* Previously filed

                                   SIGNATURES

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                   PN ACQUISITION SUBSIDIARY INC.


                                   By: /s/ JOHN MAKINSON
                                       -------------------------------------
                                       Name: John Makinson
                                       Title: President and Treasurer

                                   PEARSON PLC


                                   By: /s/ MARJORIE SCARDINO
                                       -------------------------------------
                                       Name: Marjorie Scardino
                                       Title: Chief Executive

                                   Dated: September 8, 2000

                                INDEX TO EXHIBITS

Exhibit
Number            Document
------            --------
*(a)(1)(A)        Offer to Purchase dated August 7, 2000.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees.
*(a)(1)(E)        Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and Other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.
*(a)(1)(G)        Press Release issued by Parent on July 31, 2000; Press Release
                  Issued by the Company on July 31, 2000; and Memorandum from
                  Marjorie Scardino, Chief Executive of Parent, to employees of the Company dated July 31, 2000.
*(a)(1)(H)        Summary Advertisement published August 7, 2000.
*(a)(1)(I)        Press Release issued by Parent on August 21, 2000.
(a)(1)(J)         Press Release issued by Parent on September 8, 2000.
*(b)(1)           Copy of underwriting agreement dated July 31, 2000, between
                  Parent, Goldman Sachs International and Cazenove & Co..
*(b)(2)           Form of Amending Agreement to Underwriting Agreement between
                  Parent, Goldman Sachs International and Cazenove & Co.
*(d)(1)           Agreement and Plan of Merger, dated as of July 30, 2000, among
                  Parent, the Purchaser and the Company.
*(d)(2)           Amendment No. 1 to Agreement and Plan of Merger, dated as of
                  August 4, 2000, among Parent, the Purchaser and the Company.
*(d)(3)           Confidentiality Agreement, dated June 14, 2000, between
                  Pearson Education, Inc. and the Company.
(g)               Not applicable.
(h)               Not applicable.

* Previously filed